RICK L. BURDICK
202.887.4110/fax: 202.872.4288
rburdick@akingump.com
June 4, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
H. Christopher Owings
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549
Re:	FirstEnergy Corp.
Registration Statement on Form S-4
Filed March 23, 2010
File No. 333-165640
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 19, 2010
File No. 333-21011

Allegheny Energy, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-00267
Dear Mr. Owings:
     This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 21, 2010 to Leila L. Vespoli, Esq., Executive Vice President and General Counsel of FirstEnergy Corp. (“FirstEnergy”) and Paul J. Evanson, Chief Executive Officer of Allegheny Energy, Inc. (“Allegheny Energy” and, together with FirstEnergy, the “Companies”) with respect to the above-referenced registration statement (the “Registration Statement”), FirstEnergy’s annual report on Form 10-K (“FirstEnergy 10-K”) and Allegheny Energy’s annual report on Form 10-K (“Allegheny Energy 10-K”). On behalf of FirstEnergy and Allegheny Energy, we are authorized to provide the responses contained in this letter.

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

     Where indicated below, requested changes have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which is being filed with the Commission simultaneously with this response. We are also delivering courtesy copies of the marked version of Amendment No. 1 to your attention.
     Please note that in response to certain of the Staff’s comments, (i) FirstEnergy has submitted under separate cover a supplemental response letter, dated the date hereof, containing the supplemental information requested by the Staff (the “FirstEnergy Supplemental Response Letter”), (ii) Morgan Stanley & Co. Incorporated has submitted under separate cover a supplemental response letter, dated the date hereof, containing the supplemental information requested by the Staff (the “Morgan Stanley Supplemental Response Letter”), and (iii) counsel for Goldman, Sachs & Co. has submitted under separate cover a supplemental response letter, dated the date hereof, containing the supplemental information requested by the Staff (the “Goldman Sachs Supplemental Response Letter” and together with the FirstEnergy Supplemental Response Letter and the Morgan Stanley Supplemental Response Letter, the “Supplemental Response Letters”). Pursuant to Rule 418(b) of the Securities Act of 1933, as amended (the “Securities Act”), each of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. is requesting return of the materials included in the Supplemental Response Letters promptly following the completion of the Staff’s review thereof.
     For your convenience, we set forth each comment from your letter in bold typeface and include the response below it. Page references contained in the responses below are to the marked version of Amendment No. 1.
FirstEnergy Corp. Registration Statement on Form S-4
Unaudited Comparative Per Share Data, page 25
1.	Please revise to present pro forma equivalent data, which gives effect to the exchange ratio of .667 of a share of FirstEnergy stock for each share of Allegheny Energy common stock. Please ensure your comparative format compares historical FirstEnergy per share information with pro forma per share information and historical Allegheny Energy to equivalent pro forma per share data. Refer to the Instructions to Item 3(e) of Form S-4. Also if still applicable, please revise the title of the current column titled pro forma combined equivalent data since these amounts only represent pro forma combined data.
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 27 of Amendment No. 1.

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

Risk Factors, page 30
FirstEnergy and Allegheny Energy will incur substantial transaction fees and merger-related costs in connection with the merger, page 34
2.	Please revise to quantify the amount of “substantial” fees that you refer to here.
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 36 of Amendment No. 1.
The Merger, page 50
Background of the merger, page 50
3.	Please provide us with a copy of the board book(s) and any other materials prepared by the fairness advisors to assist the boards in evaluating the transaction.
The presentation materials prepared by Morgan Stanley & Co. Incorporated for the FirstEnergy board of directors at its February 10, 2010 meeting and summarized in the Registration Statement under the caption “The Merger—Opinion of FirstEnergy’s Financial Advisor” are being provided to the Staff under separate cover by Morgan Stanley & Co. Incorporated on a supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with such Rule, Morgan Stanley & Co. Incorporated has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, Morgan Stanley & Co. Incorporated also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
The presentation materials prepared by Goldman, Sachs & Co. for the Allegheny Energy board of directors at its February 10, 2010 meeting and summarized in the Registration Statement under the caption “The Merger—Opinion of Allegheny Energy’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Goldman, Sachs & Co. on a supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with such Rule, counsel for Goldman, Sachs & Co. has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Goldman, Sachs & Co. also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
4.	In an appropriate place in your discussion, elaborate upon how FirstEnergy arrived at the exchange ratio to be offered to Allegheny shareholders.

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 57 of Amendment No. 1.
5.	In an appropriate place in your disclosure, please disclose whether Allegheny considered engaging a financial advisor to solicit bids from third parties with respect to a business combination and, if not, why not.
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 53 of Amendment No. 1.
6.	On page 50, you refer to FirstEnergy’s “evolving acquisition criteria and opportunities presented by various potential transactions.” Please revise to elaborate upon the criteria and potential transactions with a view to providing readers with a sense of what FirstEnergy was looking to achieve in this transaction.
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 52 of Amendment No. 1.
7.	On page 52, you also refer to consideration Allegheny’s board gave to the company’s “long-term strategic goals and enhancing shareholder value.” Please similarly revise to elaborate.
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 53 of Amendment No. 1.

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

8.	On page 54, please revise to explain the “strategic rationale for a potential merger transaction” that was discussed at the FirstEnergy board meeting that was held on January 19, 2010.
The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 56 to 57 of Amendment No. 1.
9.	On page 55, elaborate upon the “financial aspects” of a potential transaction that were reviewed by Goldman Sachs at the February 2, 2010 meeting.
The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 58 to 59 of Amendment No. 1.
10.	On page 56, you mention that Allegheny Energy’s nuclear consultant assessed the strengths, weaknesses and potential issues regarding each site. Please revise to summarize what was discussed.
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 59 of Amendment No. 1.
Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger, page 58
11.	On page 61, you refer to the “Strategic Alternatives” that were available to and considered by FirstEnergy. Please revise to elaborate. Please provide similar disclosure as it relates to the “potential alternatives to the merger” that were considered by Allegheny Energy, as discussed on page 68.
The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 65 and 72 of Amendment No. 1.
12.	On pages 60 and 66 you state that, in evaluating the merger, the board of directors of each of FirstEnergy and Allegheny Energy considered financial projections that were prepared by the management of each company. Furthermore, on page 71 under the heading “Opinion of FirstEnergy’s Financial Advisor” and on page 80 under the heading “Opinion of Allegheny Energy’s Financial Advisor,” you state that Morgan Stanley and Goldman Sachs reviewed these financial projections. Please disclose these financial projections.

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 75 through 78 and pages 88 through 91 of Amendment No. 1.
13.	Also, in an appropriate place in this disclosure, please indicate whether each company’s board reviewed, for accuracy and completeness, the financial projections provided by them and whether such board found reliance upon those materials to be reasonable.
Each of FirstEnergy and Allegheny Energy respectfully advises the Staff that the financial projections provided by FirstEnergy to Allegheny Energy, and by Allegheny Energy to FirstEnergy, were prepared by management of the respective company providing such financial projections, as indicated on pages 75 and 88 of Amendment No. 1, and while each board, in the course of considering a possible transaction, reviewed the financial projections prepared by its management and considered such financial projections to be appropriate for review in the context of considering a possible transaction, neither board undertook or made any formal determination regarding reliance by it or the other party on the financial projections provided to the other party. Consequently, the Companies respectfully advise the Staff that they do not believe the requested additional disclosure would be appropriate.
Additional Interests of the Allegheny Energy Directors and Executive Officers in the Merger, page 90
Treatment of Stock Options and Other Equity Awards, page 91
14.	We note your statement that “it is not possible at this time to ascribe a value to the options, restricted shares and performance shares” to be received by Allegheny Energy executive officers upon stockholder approval of the merger agreement and the merger because “Allegheny Energy’s stock price at the time of stockholder approval of the merger agreement and the merger is not now determinable.” Please revise your disclosure to provide the value of the options, restricted shares and performance shares to be received by Allegheny Energy executive officers upon stockholder approval of the merger agreement and the merger using Allegheny Energy’s stock price as of a recent date.
The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 105 and 106 of Amendment No. 1.

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

Litigation relating to the Merger, page 102
15.	Please revise your discussion to update your disclosure on the status of the litigation and what each party’s next steps are.
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 118 of Amendment No. 1.
The Merger Agreement, page 108
16.	We note your disclosure that the merger agreement summary is not included in the filing “to provide any other factual information regarding FirstEnergy, Allegheny Energy or their respective businesses.” In addition, you state that the representations, warranties and covenants “may be subject to more recent developments” and “may not describe the actual state of affairs as of the date they were made or at any other time.” Also, you state that investors “should not rely on the representations, warranties and covenants or any description of them as characterizations of the actual state of facts or condition of FirstEnergy, Allegheny Energy or Merger Sub or any of their respective subsidiaries or affiliates.” Please remove these statements, as they imply that the referenced agreements do not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your 10-K not misleading.
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 123 of Amendment No. 1.
FirstEnergy Board of Directors After the Merger, page 112
17.	Please confirm that you will identify the two new appointments, considering it appears that they will be designated before the mailing of this joint proxy statement/prospectus. We note that you have left placeholders for the names of these members on page 91, however, it would be helpful if you provided them here as well.
FirstEnergy hereby confirms that the two Allegheny Energy directors to be appointed to the FirstEnergy board upon completion of the merger will be identified in the joint proxy statement/prospectus. The Registration Statement has been amended to add the requested

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

placeholders for the names, and the individuals will be listed in the final proxy statement/prospectus. Please see page 127 of Amendment No. 1.
Pro forma Financial Information, page 131
Note 3. Pro Forma Adjustments, page 135
(j) page 137
18.	Please explain to us in detail, and quantify by major property/equipment groups and individual generating unit, how you determined the fair value of property plant and equipment of $11,044 million. If possible, please segregate the amount between the merchant generation segment and the regulated operations segment. We assume that no fair value adjustments were made on property, plant and equipment that are subject to cost-based regulatory recovery, which we also assume consists principally of Allegheny’s regulated operations segment. If our assumption is incorrect, please clarify it. If our assumption is correct, please disclose your methodology for valuing regulated operation assets and liabilities in the notes to your pro forma financial statements including the reason for no change in basis. In your submission of the fair value adjustments for the merchant generation business, please indicate the major characteristics of each asset or group, such as the fuel source, the year constructed and placed into service and your method of estimating fair value. The disclosure in the final paragraph of Note 1 suggests you did not use a discounted cash flow methodology; please confirm. If our assumption is incorrect, please tell us the assumptions in your model and whether extensions of licenses or use of plant beyond the depreciable life in any projections of cash flow was considered. To the extent you utilized comparable sales transaction of similar generating units or other items of property plant and equipment in estimating fair value, please provide us the details of the comparable transactions utilized. Please explain how you compensated for differences between the assets you acquired and the assets of comparable transactions. Tell us whether you used other valuation method(s) to justify or test the reasonableness of your determined fair values. Please also provide us a narrative of the process you used to identify all possible identifiable assets and contingent assets of the unregulated business of Allegheny Energy. Finally tell us whether, and how, goodwill will be allocated between merchant generation and regulated operations or whether, based on your appraisal techniques for both groups of assets, there was any unallocated value that comprises goodwill that was allocated to regulated operations. If so, explain in detail why any residual would be associated with regulated assets with a market rate of return. Please explain to us how FirstEnergy anticipates including the acquired operations in its segment

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

presentation in future financial statements and how it proposes to group or include the acquired assets for the purposes of evaluating goodwill impairment. Please be detailed in your response. We may have further substantive comment.
In accordance with Accounting Standard Codification (ASC) 805-20-30, Business Combinations, the acquirer, in a business combination, shall measure the identifiable assets acquired, liabilities assumed and any noncontrolling interest of the acquiree at fair value. ASC 805 states that fair value is based on the definition in ASC 820-10-20, Fair Value Measurements and Disclosures, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 recognizes three valuation techniques to measure fair value:
1.	Market approach – use of prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

2.	Income approach – use of valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts; and

3.	Cost approach – based on the current replacement cost.
In order to determine the fair value of property, plant and equipment, management of FirstEnergy and Allegheny Energy worked together to identify all possible identifiable assets and contingent assets that would be subject to fair value adjustments – consisting of Allegheny Energy’s unregulated business or Merchant Generation segment. A listing of such generating plants, including a description of the plant, net book value, capacity, and year placed in service, was obtained from Allegheny Energy management. This listing was evaluated and reconciled to Allegheny Energy’s property, plant and equipment included on its consolidated balance sheet as of March 31, 2010. Multiple discussions were held between FirstEnergy and Allegheny Energy management to ensure the appropriateness of the listing and the fair value adjustments, including any key assumptions and methodologies used to value the assets, as well as the identification of any contingent assets subject to a fair value assessment. Additionally, as required by ASC 805, our analysis also included identification of other identifiable assets acquired as a result of the proposed merger. Allegheny Energy’s management provided detail of assets, as well as the nature of these accounts, which were reconciled to Allegheny Energy’s consolidated balance sheet. Consistent with the discussion above, FirstEnergy and Allegheny Energy management ensured the appropriateness and completeness of the accounts and any fair value adjustments, including any key assumptions and methodologies used to value the assets, as well as the identification of any contingent assets subject to a fair value assessment. During this process, there were no contingent assets identified.

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

In order to determine fair value, valuation techniques, as defined in ASC 820, were utilized based on the data available. For those assets in which there were relevant and available market comparisons, the market approach was utilized to measure fair value. Under this technique, recent transactions of generating units with similar characteristics, such as age of the facility, fuel source and capacity, were utilized to determine fair value. For those assets in which there were no recent, relevant or specific market comparisons, the income approach was utilized. The income approach utilized a discounted cash flow valuation technique to convert future cash flows expected throughout the useful life of the asset discounted to a single present value. The discounted cash flow model did not assume extension of licenses or use of a plant significantly beyond its depreciable life. The estimated future cash flows were determined based on total fixed, variable and capacity energy revenue at market price formulas, expected generation, capacity payments, less carbon and emission costs, costs associated with fuel, operating and maintenance costs, capital expenditures and estimated income taxes at the effective tax rate. These estimated future cash flows were discounted using the weighted average cost of capital (WACC) for a market participant in unregulated operations factoring in the timing of the forecasted cash flows. In determining the WACC, management considered the risk free rate of return, risk premium, beta, and the debt to equity ratios of a peer market participant.
Fair value adjustments to the property, plant and equipment were limited to Allegheny Energy’s Merchant Generation segment, which consists of its unregulated operations. Fair value adjustments were not made to the property, plant and equipment in its regulated operations segment, which consists of assets subject to cost-based regulatory recovery.
In response to the Staff’s comment, Note 1 of the pro forma financial statements on pages 150 to 151 has been revised as follows to disclose the methodology for valuing regulated operation assets and liabilities, including the reason for no change in basis for assets and liabilities subject to regulated cost base recovery:
“Allegheny Energy’s regulated operations are comprised of electric generation, transmission and distribution operations. These operations are subject to the rate-setting authority of the Federal Energy Regulatory Commission, the Maryland Public Service Commission, the Pennsylvania Public Utility Commission, the Virginia State Corporation Commission and the West Virginia Public Service Commission (collectively, the “Regulators”) and are accounted for pursuant to ASC 980, Regulated Operations. The pro forma financial statements have been prepared on a basis assuming that the merger will not have an impact on the determination of utility service rates for Allegheny Energy’s regulated operations. However, any change in the rate-setting practices of the

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

Regulators could have a material effect on FirstEnergy’s financial statements. The rate-setting and cost recovery provisions currently in place for Allegheny Energy’s regulated operations provide revenues derived from costs including a return on investment of net assets and liabilities included in rate base. Thus, the fair values of Allegheny Energy’s tangible and intangible assets and liabilities subject to these rate-setting provisions approximate their carrying values, and the pro forma financial statements do not reflect any adjustments related to these amounts.
Long-term debt is not a dollar-for-dollar recovery through rates, therefore long-term debt adjustments for Allegheny Energy’s regulated operations will not be directly recovered in regulated utility service rates. Because of this indirect cost recovery through utility service rates, the pro forma financial statements include adjustments to reflect these amounts at their estimated fair value.”
The fair value of property, plant and equipment decreased from $11,044 million to $10,016 million due to a 20% decrease in energy prices, partially offset by a 10% decrease in commodity prices as compared to December 31, 2009, reflecting current market assumptions. A summary of Allegheny Energy’s property, plant and equipment by major property/equipment group, individual generating unit, and by major characteristic, which aggregate to a fair value of $10,016 million, is included below:
Allegheny Energy’s Property,
Plant and Equipment
March 31, 2010
(Amounts in millions)

	Merchant Generation			Regulated Operations			Consolidated
Property, plant and		Fair Value			Fair Value			Fair Value
equipment	Net Book Value	Adjustment	Fair Value	Net Book Value	Adjustment	Fair Value	Net Book Value	Adjustment	Fair Value
Generation	$3,349	$918	$4,267	$971	$—	$971	$4,320	$918	$5,238
Transmission	59	—	59	757	—	757	816	—	816
Distribution	—	—	—	2,542	—	2,542	2,542	—	2,542
Other	3	—	3	247	—	247	250	—	250

Subtotal	$3,411	$918	$4,329	$4,517	$—	$4,517	$7,928	$918	$8,846

Construction in process	38	—	38	875	—	875	913	—	913
Property, plant and equipment held for sale, net	—	—	—	257	—	257	257	—	257

Total property, plant and equipment	$3,449	$918	$4,367	$5,649	$—	$5,649	$9,098	$918	$10,016

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

Allegheny Energy’s Merchant Generation Property,
Plant and Equipment
March 31, 2010
(Dollars in millions)

				Merchant	Year
	Net			Generation	Placed	Method of
Details of Merchant Generation	Book	Fair Value	Fair	Capacity	Into	Estimating
Property, Plant and Equipment	Value	Adjustment	Value	(MW)	Service	Fair Value
Supercritical Coal Fired (Steam):
Harrison (Haywood, WV)	$550	$574	$1,124	1,576	1972-74	Discounted cash flow
Hatfield’s Ferry (Masontown, PA)	1,128	(27)	1,101	1,710	1969-71	Discounted cash flow
Pleasants (Willow Island, WV)	578	157	735	1,200	1979-80	Discounted cash flow

Other Coal Fired (Steam):
Armstrong (Adrian, PA)	117	46	163	356	1958-59	Discounted cash flow
Mitchell (Courtney, PA)	51	61	112	288	1963	Discounted cash flow
R. Paul Smith (Williamsport, MD)	25	—	25	116	1947-58	Discounted cash flow

Pumped-Storage and Hydro:
Bath County (Warm Springs, VA)	482	44	526	658	1985; 2001	Market transactions
Lake Lynn (Lake Lynn, PA)	20	25	45	52	1926	Market transactions
Allegheny Lock & Dam 5 (Freeport, PA)	8	—	8	6	1987	Market transactions
Allegheny Lock & Dam 6 (Freeport, PA)	11	(2)	9	7	1989	Market transactions
Green Vally Hydro	2	6	8	6	Various	Market transactions

Gas Fired:
AE Nos. 3, 4 and 5 (Springsdale, PA)	311	74	385	540	2003	Market transactions

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

				Merchant	Year
	Net			Generation	Palced	Method of
Details of Merchant Generation	Book	Fair Value	Fair	Capacity	Into	Estimating
Property, Plant and Equipment	Value	Adjustment	Value	(MW)	Service	Fair Value
AE Nos. 1 & 2 (Springsdale, PA)	46	(15)	31	88	1999	Market transactions
AE Nos. 8 & 9 (Gans, PA)	33	(2)	31	88	2000	Market transactions
AE Nos. 12 & 13 (Chambersburg, PA)	45	(14)	31	88	2001	Market transactions
Hunlock CT (Hunlock Creek, PA)	24	(9)	15	44	2000	Market transactions

Oil-Fired (Steam):
Mitchell (Courtney, PA)	6	—	6	82	1949	Market transactions

Other Items
AE Supply eliminations	(43)	—	(43)
La Paz land	13	—	13
General equipment and other	4	—	4

Total Merchant Generation Plant, excluding construction work in process	$3,411	$918	$4,329	6,905

Accounting for Business Combinations provides that the acquirer shall recognize goodwill as of the acquisition date, measured as the excess of consideration transferred net of the fair value of identifiable assets acquired and liabilities assumed. By definition, goodwill is a residual amount. Any goodwill will be allocated to the Merchant Generation segment as the excess of the consideration transferred net of the fair value of the identifiable assets and liabilities assumed, and is derived from the incremental value of the unregulated operations of Allegheny Energy.
ASC 280, Segment Reporting, defines an operating segment as the component of the public entity if it has the following characteristics:
1.	It engages in business activities from which it may earn revenues and incur expenses relating to transactions with other components of the same public entity;

2.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance (CODM package); and

3.	Its discrete financial information is available.
As the acquired operations engage in business activities and discrete financial information is available, inclusion of the acquired operations in FirstEnergy’s segment reporting will depend on

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

the nature of the CODM package. Although we anticipate that the Merchant Generation segment will be included in the FirstEnergy Competitive Energy Services segment and the Regulated Operations segment will be included in the FirstEnergy Energy Delivery Services segment, the structure of the CODM package will determine the nature of the segment disclosures.
ASC 350-20, Goodwill, states that goodwill should be tested at the reporting unit level. A reporting unit is defined as an operating segment or one level below an operating segment (which is referred to as a component). FirstEnergy currently tests goodwill at the segment level through aggregation of reporting units based on similar economic characteristics. ASC 350-20-55-7 allows aggregation of reporting units of an operating segment if they share similar economic characteristics such as: the nature of the products and services; the nature of the production processes; the type or class of customer; the methods used to distribute the products; and the nature of the regulatory environment. FirstEnergy anticipates that any goodwill arising from the merger will reside at the Merchant Generation business. FirstEnergy management anticipates that goodwill associated with the Merchant Generation business will be tested at the segment level through aggregation of reporting units based on similar economic characteristics, consistent with its current practice.
19.	Please tell us the nature of construction, work in process and why no fair value adjustments were necessary.
Significant construction work in process as of March 31, 2010, includes the construction of transmission lines and facilities and environmental capital expenditures. Of the $913 million of Allegheny Energy’s construction work in process, approximately $875 million relates to Allegheny Energy’s Regulated Operations. As discussed in our response to question 18, no change in value is being made for the Regulated Operations construction work in process as it is subject to regulated historical cost recovery. The remaining construction work in process included in the Merchant Generation segment subject to fair value adjustment represents 0.9% and 0.4% of the Merchant Generation and consolidated property, plant and equipment, respectively. We respectfully submit our conclusion that any adjustments to the Merchant Generation construction work in process were insignificant to the pro forma financial statements.
(m), page 137
20.	Please indicate the business combination expenses are non-recurring. Refer to Article 11-02(b)(5) of Regulation S-X.
We have disclosed the non-recurring nature of the business combination expenses on page 150 in Note 1 to the pro forma financial statements in accordance with Article 11 02(b)(5) of Regulation S-X as follows:

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

“Estimated transaction costs have been excluded from the pro forma income statement as they reflect non-recurring charges directly related to the merger. However, the anticipated transaction costs are reflected in the pro forma consolidated balance sheet, as an accrual to accounts payable and a reduction to retained earnings.”
In response to the Staff’s comment, the disclosure on page 154 of the Registration Statement has been revised as follows:
“(m) Equity — The pro forma balance sheet reflects the elimination of Allegheny Energy’s historical equity balances, recognition of the new FirstEnergy common shares issued of 114 million and adjustment to retained earnings totaling $59 million (net of tax) for remaining estimated non-recurring transaction costs. These transaction costs are shown as an adjustment to retained earnings to reflect the impact of accounting guidance applicable to business combinations, which requires that these costs be expensed. Estimated transaction costs have been excluded from the pro forma income statement as they reflect non-recurring charges directly relating to the merger.”
(n), page 138
21.	Please provide the detail by debt issue of the $171 million fair value adjustment to debt. Show us, by major outstanding issue, the prevailing terms of the debt and the assumptions you used to calculate current fair market values such as yield to maturity. Show us how such assumptions represent current market assumptions and the assumed credit quality of each issue. Tell us whether you considered any credit quality improvements that resulted solely from the combination of companies. Please advise whether any fair value adjustments related, either directly or indirectly, to debt of the regulated operations of Allegheny. If so, explain your rationale for any basis adjustments related to such debt along with anticipated rate treatment of such basis adjustments. In any event, to the extent future amortization of the fair value adjustment will have a material effect on net income, please disclose the effect of such purchase adjustments on net income over the next five years in a note. See Instruction 2 to Item 1 1-02(b) of Regulation S-X.
In accordance with ASC 805, long-term debt of Allegheny Energy to be assumed by FirstEnergy in the proposed merger was measured at fair value. The fair value of long-term debt was determined by prevailing market prices at March 31, 2010, based on Allegheny Energy’s outstanding issuances of the long-term debt. The market prices used to estimate fair value of Allegheny Energy’s long-term debt at March 31, 2010, reflect current market assumptions and the assumed credit quality of the outstanding debt issuance. Credit quality improvements

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

assumed from the proposed merger of FirstEnergy and Allegheny Energy were not considered in the fair value measurement of long-term debt. A listing of Allegheny Energy’s long-term debt issuances, as disclosed in their March 31, 2010, Form 10-Q subject to the $204 million fair value adjustment are included in the following table:
(Amounts in millions)

	Contractual	Interest	Carrying	Fair Value	Fair
	Maturities	Rate %	Value	Adjustment	Value
AE Supply:

Medium-Term Notes	2011-2039	5.750-8.250	$1,254	$53	$1,307

Pollution Control Bonds	2012-2037	5.050-6.875	268	(11)	257
Exempt Facilities Revenue Bonds	2039	7.000	235	28	263

Unamortized debt discounts			(5)	5	—

Total AE Supply long-term debt			$1,752	$75	$1,827

Monongahela:

First Mortgage Bonds	2013-2017	5.375-7.950	$640	$72	$712

Unamortized debt discounts			(1)	1	—

Total Monongahela long-term debt			$639	$73	$712

West Penn:

First Mortgage Bonds	2016-2017	5.875-5.950	$420	$18	$438

Medium-Term Notes	2012	6.625	80	6	86

Unamortized debt discounts			(1)	1	—

Total West Penn long-term debt			$499	$25	$524

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

	Contractual	Interest	Carrying	Fair Value	Fair
	Maturities	Rate %	Value	Adjustment	Value
Potomac Edison:

First Mortgage Bonds	2014-2016	5.125-5.800	$420	$30	$450

Unamortized debt discounts			(1)	1	—

Total Potomac Edison long-term debt			$419	$31	$450

Long-term debt subject to fair value adjustment			$3,309	$204	$3,513

The fair value adjustment of $204 million relates to the outstanding debt of the Merchant Generation segment and the Regulated Operations segment, which comprises $129 million of the $204 million fair value adjustment. In accordance with ASC 805, liabilities assumed in a business combination should be adjusted to fair value, with fair value determined in accordance with ASC 820. Unlike depreciation expense and other operating costs, the cost of long-term debt is not a dollar-for-dollar recovery in rates, therefore long-term debt adjustments for Allegheny Energy’s regulated operations will not be directly recovered in regulated utility service rates. Because of this indirect recovery through utility service rates, the pro forma financial statements include adjustments to reflect these amounts at their estimated fair value. Recovery of the cost of long-term debt is obtained through the allowed cost based rate of return applied to the cost rate base in future proceedings. Additionally, as the Regulated Operations segment has no mechanism or ability to pass through fair value adjustments recorded in purchase accounting to customers, an offset to the fair value adjustment of long-term debt would not be appropriate using regulatory accounting. As such, no regulatory offset was recorded against the fair value adjustment of the Regulated Operations long-term debt.
Based on the Staff’s comment regarding the impact of future amortization of the fair value adjustment on net income, we have revised the debt disclosure on page 154 as follows:
“(n) Debt — In connection with the merger agreement, FirstEnergy will assume all of Allegheny Energy’s outstanding debt. The pro forma adjustments represent the fair value adjustment of Allegheny Energy’s debt based on prevailing market rates at March 31, 2010, ($204 million) and the removal of related unamortized debt issuance costs from other assets ($28 million). We estimate that future amortization of the fair value adjustment over the next five years will be as follows:

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

Preliminary Annual
Amortization, net of
tax
2010	$42
2011	24
2012	19
2013	7
2014	4
Exhibit Index
22.	We note that you have not filed the legal opinion, tax opinion, or related consents. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective.
The Companies note the Staff’s comment. Exhibits 8.1 and 8.2 and the related consents have been filed with Amendment No. 1. Exhibit 5.1 and the related consent will be filed with a subsequent amendment to the Registration Statement.
23.	Please amend the filing to include your independent auditor’s signature on Exhibits 23.4 and 23.6. Refer to Item 601(b)(23) of Regulation S-K.
Amendment No. 1 contains new independent auditor consents as Exhibits 23.4 and 23.6 that each include the signature of the independent auditor.
FirstEnergy Corp. Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009
Cover Page
24.	Please include the check box regarding Interactive Data Files which is required to be disclosed on the cover page of Form 10-K.

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

FirstEnergy notes the Staff’s comment and has included the check box regarding Interactive Data Files on the cover page of its Form 10-Q for the period ended March 31, 2010 which was filed on May 4, 2010, and represents that it will comply with the Staff’s comment in all future Form 10-Q and Form 10-K filings.
Item 1. Business, page 1
25.	Please discuss the extent to which your business is or may be seasonal. Refer to Item 101(c)(5) of Regulation S-K.
FirstEnergy notes the Staff’s comment and intends to include language substantially similar to the following in future Form 10-K filings to address the extent to which its business is or may be seasonal.
     “SEASONALITY
The sale of electric power is generally a seasonal business and weather patterns can have a material impact on FirstEnergy’s operating results. Demand for electricity in our service territories historically peaks during the summer and winter months, with market prices also generally peaking at that time. Accordingly, FirstEnergy’s annual results of operations and liquidity position may depend disproportionately on its operating performance during the summer and winter. Mild weather conditions may result in lower power sales and consequently lower earnings.”
Executive Officers, page 25
26.	We note your disclosure regarding Mr. Byrd’s business experience, specifically that he has served as your Vice President, Corporate Risk and Chief Risk Officer since 2007. Please revise your disclosure regarding Mr. Byrd to indicate his business experience prior to 2007.
FirstEnergy notes the Staff’s comment and represents that it will include the required disclosure regarding Mr. Byrd’s business experience in future Form 10-K filings. Set forth below is the language FirstEnergy intends to use in its next 10-K filing in response to this comment.

Name	Age	Positions Held During Past Five Years	Dates
W.D. Byrd	55	Vice President, Corporate Risk & Chief Risk Officer	2007-present

		Director — Rates Strategy	2004-2007

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

Item 1A. Risk Factors, page 27
27.	Please delete the sixth sentence in the first paragraph of this section in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.
FirstEnergy notes the Staff’s comment and represents that it will revise the sixth sentence in the first paragraph of the Risk Factors section of future Form 10-K filings, or when such disclosure is required to be updated, if earlier, to state as follows:
“However, our business, financial condition, cash flows or results of operations could be affected materially and adversely by additional risks and uncertainties (either currently unknown or not currently believed to be material).”
Item 5. Market for Registrant’s Common Equity, Related Stockholder matters and Issuer Purchases of Equity Securities, page 43
28.	We note that you have not filed your Annual Report to Shareholders as exhibit 13 to your Form 10-K as required by Note 2 to General Instruction G to Form 10-K. In your response letter, please explain.
FirstEnergy notes the Staff’s comment and respectfully submits that the Form 10-K Part II information noted as incorporated by reference from the Annual Report to Shareholders is included within the body of the Form 10-K itself. Accordingly, FirstEnergy has not filed its Annual Report to Shareholders as an exhibit to its Form 10-K pursuant to Note 2 to General Instruction G to Form 10-K. Please see “Item 6. Selected Financial Data” for the relevant information. The reference to the Annual Report to be filed as Exhibit 13 will be removed in future filings.
Item 8. Financial Statements and Supplementary Data, page 132
29.	It appears that the auditor’s reports are not signed. Please provide us on a supplemental basis with a photocopy of the manually signed reports. Please also confirm that you will ensure that conformed signatures will be provided in the future.
FirstEnergy has supplementally provided to the Staff a photocopy of the manually signed auditor’s reports.

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

FirstEnergy notes the Staff’s comment and represents that it will comply with the Staff’s comment in all future Form 10-K filings.
Item 15. Exhibits, Financial Statement Schedules, page 257
30.	With respect to Exhibit 2-1, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K. This comment also applies to the exhibit index of any subsidiary registrant that includes Exhibit 2-1.
FirstEnergy notes the Staff’s comment and will include the language below on the exhibit index in future filings as applicable.
“† Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.”
31.	Please confirm that you do not have a written employment agreement with either Ms. Shriver or Ms. Ard that would need to be filed as a material contract exhibit. In this regard, please note that any such agreements would represent related party transactions.
FirstEnergy respectfully confirms that it does not have a written employment agreement with either Ms. Shriver or Ms. Ard.
Exhibits 23.1 — 23.7
32.	It appears that your auditor’s consents are not signed. Please provide us on a supplemental basis with a photocopy of the manually signed consents. Please also confirm that you will ensure that conformed signatures will be provided in the future.
FirstEnergy has supplementally provided to the Staff a photocopy of the manually signed auditor’s consents.
FirstEnergy notes the Staff’s comment and represents that it will comply with the Staff’s comment in all future Form 10-K filings.

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

Exhibit 31
33.	In future periodic reports, please revise the certifications filed as Exhibit 31 so the language is identical to the language contained in Item 601(b)(31) of Regulation S-K. In this regard, we note that you have deleted the word “we” at the end of paragraph 4, deleted the word “fiscal” from the phrase “fourth fiscal quarter” in paragraph 4(d), changed the word “functions” to “function” at the end of paragraph 5, and referred to “financial data” instead of “financial information” at the end of paragraph 5(a). Please note these are examples only.
FirstEnergy notes the Staff’s comment and included certifications in the required form in its Form 10-Q for the period ended March 31, 2010 which was filed on May 4, 2010 and represents that it will comply with the Staff’s comment in all future Form 10-Q and Form 10-K filings.
Allegheny Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’ s Discussion and Analysis of Financial Condition and Results of Operations, page 61
Application of Critical Accounting Policies, page 93
Excess of Cost Over Net Assets Acquired (Goodwill), page 95
34.	Please provide information for investors to assess the probability of future goodwill impairment charges in future filings. For example, please disclose whether your unregulated generation reporting unit is at risk of failing step one of the impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing step one. If the reporting unit is at risk of failing step one, you should disclose:
•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov
Allegheny Energy tests for possible impairment of goodwill on an annual basis as of August 31 of each year and at any other time if an event occurs or circumstances change that would indicate that the fair value of the reporting unit is likely to have decreased below its carrying amount. In our most recent analysis, it was determined that the fair value of the unregulated generation reporting unit was substantially in excess of its carrying value as of August 31, 2009. Allegheny Energy notes the Staff’s comment and will provide additional information in future filings for investors to assess the probability of future goodwill impairment charges. Absent any event or change in circumstances that would indicate that the fair value of the reporting unit is likely to have decreased below its carrying amount, Allegheny Energy will provide the additional information in its Form 10-Q for the quarter ending September 30, 2010 in the context of its potential impairment test performed as of August 31, 2010.
Item 8. Financial Statements and Supplementary Data, page 98
Notes to Consolidated Financial Statements, page 107
Note 3: Assets Held For Sale, page 118
35.	Please tell us why the results of your electric distribution business classified as held for sale under the requirements of FASB ASC 360-10-45-9 are not reported in discontinued operations. Refer to FASB ASC 205-20-45-1.
AE Supply and Potomac Edison are consolidated subsidiaries of Allegheny Energy. In May, 2009, Potomac Edison entered into an agreement to sell its electric distribution operations in Virginia to two electric cooperatives, and the assets and liabilities of this business have been classified as held for sale in accordance with FASB ASC 360-10-45-9.
Potomac Edison currently purchases most of the power needed for its Virginia distribution business from AE Supply under a power purchase agreement that expires June 30, 2011. AE Supply’s revenues from the sale of power under this agreement are approximately $190 million on an annual basis. AE Supply will continue to supply power for the benefit of the purchasers of the Virginia distribution business and its customers through the expiration of the current power agreement.
FASB ASC 205-20-45-1 states that the operations of a component of an entity that is classified as held for sale as required under FASB ASC 360-10-45-9 should be reported in discontinued operations if both (a) the operations and cash flows of the component have been or will be

H. Christopher Owings
Division of Corporation Finance
June 4, 2010

eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.
Allegheny Energy concluded that its sale of power to the cooperatives through the term of the existing power agreement represent significant direct cash flows of the ongoing entity under FASB ASC 205-20-55. As a result, classification of the operations of the Virginia distribution business as discontinued operations is not permitted under FASB ASC 205-20-45-1.
Note 15: Dividend Restrictions, page 162
36.	Reference is made to your disclosure on page 136 regarding the provisions in the AE Supply and Monongahela revolving credit facilities that limit the net assets of AE Supply and Monongahela that may be transferred to AE. In future filings, please disclose the amounts of restricted net assets for consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.
Allegheny Energy notes the Staff’s comment and will disclose the amount of restricted net assets for consolidated subsidiaries as of the end of the most recently completed fiscal year in future annual reports, beginning with its annual report on Form 10-K for the year ending December 31, 2010.
*    *   *   *   *
Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact me at (202) 887-4110 or Zachary N. Wittenberg at (202) 887-4592.
Sincerely,

/s/ Rick L. Burdick

Rick L. Burdick

cc:	Leila L. Vespoli, Esq. Paul J. Evanson David Feinberg, Esq. Michael P. Rogan, Esq. Pankaj K. Sinha, Esq.